Exhibit 1.01

The Sherwin-Williams Company

Conflict Minerals Report

In Accordance with the Rule 13p-1 under the Securities Exchange Act of 1934

For Reporting Period from January 1, 2015 to December 31, 2015

This is the Conflict Minerals Report of The Sherwin-Williams Company (“Sherwin-Williams,” “we,” “our,” “us,” or the “Company”) for the reporting period from January 1, 2015 to December 31, 2015 that is being filed as an exhibit to the Company’s Form SD in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This Report has not been audited, nor is an independent private sector audit required for this Report.

Executive Summary

Sherwin-Williams is dedicated to ethical sourcing and takes very seriously the humanitarian concerns that led to the enactment of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act pursuant to which the SEC adopted Rule 13p-1. During calendar year 2015, we continued to investigate the sourcing of any conflict minerals necessary to the functionality or production of our products.

As a global manufacturer and seller of a large variety of paint, specialty coatings and related products for a broad range of customers, we analyzed our products for their potential of containing even small quantities of conflict minerals that are necessary to the functionality or production of our products. Based on our analysis, we determined that paint brushes and other associated application tools that we manufacture or contract to manufacture with others are in the scope of the Act. Upon such determination, we investigated suppliers of the metal components necessary to the functionality or production of such paint brushes and application tools. This Report focuses on the processes and the results of our investigation.

Sherwin-Williams does not directly source from mines the subject minerals that may be used in our products, and such materials often pass through several commercial intermediaries before being purchased by Sherwin-Williams.

More specifically, the subject minerals in their raw material form are processed by smelters or refiners independent of Sherwin-Williams. After the subject minerals are processed or refined, they are sent to different types of facilities where they are processed and/or manufactured into components or sub-components. Following this multi-step process, Sherwin-Williams purchases components from suppliers. As a result, we rely on the responses of our suppliers for information about the subject minerals in their products, and they, in turn, rely on their own suppliers for information.

Reasonable Country of Origin Inquiry (RCOI)

We conducted a reasonable country of origin inquiry (“RCOI”) relating to the subject minerals in accordance with Rule 13p-1. After identifying the suppliers as described above, we sent each of these suppliers an e-mail via a third-party software system to inform them of our data inquiry. Moreover, the e-mail stated our Company’s position on conflict minerals, included links to further information about Rule 13p-1, and requested that the suppliers complete a Conflict Minerals Reporting Template (“CMRT”) revision 4.0 or higher developed by the Conflict-Free Sourcing Initiative (“CFSI”) or complete a response through our third-party software provider’s online platform. This request included an inquiry regarding the country of origin for any subject minerals that are contained in the products we purchase from such supplier. We requested that the suppliers provide responses on a product level for items that we purchased during the 2015 calendar year. We followed up with e-mails and telephone calls in an attempt to obtain the necessary information from our suppliers. In the follow up e-mails and calls we further educated suppliers on Rule 13p-1 and how to accurately complete the CMRT. We received responses from 100% of the suppliers from which we requested a response.

Based on our RCOI, we have determined that our paint brush products and other application tool products may contain the subject minerals that may have originated in the Democratic Republic of the Congo or the adjoining countries (collectively, the “Covered Countries”). Accordingly, we performed due diligence on the source and chain of custody of the subject minerals in those products.

Due Diligence

Design of Due Diligence

Sherwin-Williams’ due diligence measures, processes, and related documentation were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

The following is a description of the due diligence measures we performed for the Reporting Period.

OECD Step 1: Establish and Maintain Strong Company Management Systems

Individuals from various groups within the Company including Purchasing, Supply Chain, Legal, Internal Audit, Information Technology, Technical, Commercial, and Environmental Health and Safety collaborated to implement our supply chain due diligence. The Purchasing team led our conflict minerals compliance efforts and was primarily responsible for implementing our conflict minerals compliance program.

This Purchasing team is responsible for maintaining our Conflict Minerals Policy, which is available on the Company’s website at http://careers.sherwin-williams.com/corporatesocialresponsibility/policies. The content of any website referred to in this Report is not incorporated by reference in this Report.

The Purchasing team also developed and documented our procedures and record retention policies. Our record retention policy requires us to retain relevant supplier response documentation for no less than five (5) years in accordance with the OECD Guidance.

Our grievance mechanism is our ethics hotline, and we have included the phone numbers by country at http://careers.sherwin-williams.com/corporatesocialresponsibility/policies/.

We advised suppliers who supplied us products that contained, or had the potential to contain, the subject minerals covered by our conflict minerals policy during the due diligence process.

OECD Step 2: Identify and Assess Risks in the Supply Chain

We reviewed and analyzed the responses from suppliers and determined which suppliers required further discussion to address inconsistent or incomplete responses. We compared the smelters identified by our suppliers in their completed templates against the list of facilities on the CFSI website, and the “Department of Commerce Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-wide Conflict Mineral Processing Facilities” document. We utilized the CFSI website as a reference to determine whether the smelters received a “compliant” or “active” designation from the Conflict Free Smelter Program (“CFSP”), and the Department of Commerce document for any supplementary and complementary information as needed. The Department of Commerce document also provided descriptions of some of the facilities used in our supply chain that were not provided by the CFSI website.

OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks

The Company determined in good faith that risks in our supply chain can reasonably be identified when suppliers responded in a manner that did not meet our expectations or responses indicated potential risks with their smelter declaration. In order to identify the risks revealed in our supplier responses, we utilized a third-party system for survey and data collection, as well as engaging our direct suppliers.

The Purchasing team responsible for conflict minerals compiled responses from our suppliers and analyzed the due diligence results to identify further risk, and they documented this information. When it was determined that further follow up was warranted, it was accomplished through various means of communication.

OECD Step 4: Carry Out Independent Third-Party Audit of Smelters/Refiners’ Due Diligence Practices

We do not have direct relationships with smelters or refiners of the subject minerals in our products, and we did not carry out audits of these facilities. However, as a member of the CFSI, Member ID# SHWI, we do support the independent third-party audits conducted for the CFSP. Moreover, the CFSI also actively engages smelters to participate in audits.

OECD Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report is available on our Company website at

http://careers.sherwin-williams.com/corporatesocialresponsibility/policies and is filed with the SEC.

Results of Review

Facilities used to process the subject minerals

The information that we obtained from our suppliers provided valuable insight and transparency into the smelters that process the subject minerals in our supply chain. Moreover, our data inquiry resulted in a list of processing facilities that were used in our supply chain, identified in Annex I. These Annex I facilities were named by suppliers that responded to our inquiries at a product level.

Tin Smelters:

Our suppliers have indicated that the tin in our products was processed by 7 tin smelters that have a “Compliant” status designated by the CFSI, reflecting the fact that they have been independently audited and confirmed to not finance armed-conflict in the Covered Countries. Research on “Shanghai Baosteel Group Corporation,” which a supplier identified as a tin smelter, resulted in our inability to confirm the tin-ore country of origin.

Descriptions of the tin smelters identified by our suppliers is available in Annex I.

Tungsten Smelters:

A supplier indicated that tungsten was processed by Ganzhou TeJing Tungsten and Molybdenum Co., LTD., which is not currently “compliant” or “active” according to the CFSI website. However, the smelter has been described by the Department of Commerce as a facility located in the province of Xincheng, China, and produces ammonium paratungstate. The Department of Commerce does not indicate where the mineral ore is mined.

Country of origin of the subject minerals

Based on the responses provided by our suppliers, some of the tin used in our products may originate in:

Argentina	Germany	Russia
Angola	Guyana	Rwanda
Australia	Hungary	Sierra Leone
Austria	India	Singapore
Belgium	Indonesia	Slovakia
Bolivia	Ireland	South Africa

Brazil	Israel	South Korea
Burundi	Japan	South Sudan
Cambodia	Kazakhstan	Spain
Canada	Kenya	Suriname
Central African Republic	Laos	Switzerland
Chile	Luxembourg	Taiwan
China	Madagascar	Tanzania
Colombia	Malaysia	Thailand
Côte D’Ivoire	Mongolia	Uganda
Czech Republic	Mozambique	United Kingdom
Democratic Republic of Congo	Myanmar	United States of America
Djibouti	Namibia	Vietnam
Ecuador	Netherlands	Zambia
Egypt	Nigeria	Zimbabwe
Estonia	Peru
Ethiopia	Portugal
France	Republic of Congo

Efforts to determine the mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of the subject minerals to the greatest possible specificity is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the subject minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the subject minerals. Moreover, we became a member of the CFSI, a cross-industry organization which coordinates independent third-party audits of smelters on behalf of its members. We utilized the RCOI information provided to us by the CFSI in order to determine the possible country of origin of the subject minerals.

When we received information from a supplier naming an alleged smelter, we undertook further investigation to determine the potential country of origin by conducting research and consulting available reference materials, such as the “Department of Commerce Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities.”

Steps Taken and Being Taken to Mitigate Risk

Since the start of the calendar year, we have taken or are taking the following steps to mitigate the risk that the subject minerals benefit armed groups and to improve the results of our due diligence measures:

•	We will work to enhance our due diligence by reviewing our conflict minerals program and making improvements where needed.

•	We will work to continue to optimize our supplier engagement process.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expects,” “anticipates,” “believes,” “will,” “will likely result,” “will continue,” “plans to” and similar expressions.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company and such risks, uncertainties and other factors could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks, uncertainties and other factors include such things as (a) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (b) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Annex I

Processing Facilities

Alias	Metal	Country
Yunnan Tin Group (Holding) Company Limited	Tin	CHINA
EM Vinto	Tin	BOLIVIA
Malaysia Smelting Corporation (MSC)	Tin	MALAYSIA
Minsur	Tin	PERU
Operaciones Metalurgical S.A.	Tin	BOLIVIA
PT Timah (Persero) Tbk Kundur	Tin	INDONESIA
Shanghai Baosteel Group Corporation	Tin	CHINA
Thaisarco	Tin	THAILAND
Ganzhou TeJing Tungsten and Molybdenum Co., LTD	Tungsten	CHINA